UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

HORIZON LINES, INC

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

44044K309

(CUSIP Number)

December 31, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: 44044K309

1	NAME OF REPORTING PERSON Beach Point Capital Management LP ("Beach Point Capital") I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 80-0242162
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,005,397 **see Note 1**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,005,397 **see Note 1**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,005,397 **see Note 1**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.87%
12	TYPE OF REPORTING PERSON IA

CUSIP No.: 44044K309

1	NAME OF REPORTING PERSON Beach Point GP LLC ("Beach Point GP") I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 80-0242130
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,005,397 **see Note 1**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,005,397 **see Note 1**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,005,397 **see Note 1**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.87%
12	TYPE OF REPORTING PERSON HC

CUSIP No.: 44044K309

ITEM 1(a).	NAME OF ISSUER:
HORIZON LINES, INC
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
4064 Colony Road, Suite 200 Charlotte, NC 28211
ITEM 2(a).	NAME OF PERSON FILING:
Beach Point Capital Management LP ("Beach Point Capital") Beach Point GP LLC ("Beach Point GP")
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
c/o Beach Point Capital Management LP 1620 26th Street Suite 6000N Santa Monica, CA 90404
ITEM 2(c).	CITIZENSHIP:
Beach Point Capital Management LP ("Beach Point Capital") - Delaware Beach Point GP LLC ("Beach Point GP") - Delaware
ITEM 2(d).	TITLE OF CLASS OF SECURITIES:
COMMON STOCK, PAR VALUE $0.01 PER SHARE
ITEM 2(e).	CUSIP NUMBER:
44044K309
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a)	[ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b)	[ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e)	[X] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f)	[ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g)	[X] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ] A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k)	[ ] Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:
5,005,397 by each of Beach Point Capital and Beach Point GP **see Note 1**
	(b)	Percent of class:
12.87% by each of Beach Point Capital and Beach Point GP

The percent of class is based on 38,884,580 shares of Common Stock, par value $0.01 per share of the Issuer outstanding as of October 23, 2013 as reported on the issuer's Quarterly Report on Form 10-Q filed on November 5, 2013 for the quarterly period ended September 22, 2013.

The Common Stock reported as beneficially owned by Beach Point Capital and Beach Point GP (collectively, "Beach Point") in this Schedule 13G includes (i) shares of Common Stock held by certain clients of Beach Point (the "Clients") and (ii) shares of Common Stock issuable to the Clients who are deemed to be U.S. personals by the company upon exercise of warrants to purchase shares of the company's common stock by such clients.
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
Beach Point Capital Management LP ("Beach Point Capital") - 0 Beach Point GP LLC ("Beach Point GP") - 0
(ii) Shared power to vote or to direct the vote:
Beach Point Capital Management LP ("Beach Point Capital") - 5,005,397 **see Note 1** Beach Point GP LLC ("Beach Point GP") - 5,005,397 **see Note 1**
(iii) Sole power to dispose or to direct the disposition of:
Beach Point Capital Management LP ("Beach Point Capital") - 0 Beach Point GP LLC ("Beach Point GP") - 0
(iv) Shared power to dispose or to direct the disposition of:
Beach Point Capital Management LP ("Beach Point Capital") - 5,005,397 **see Note 1** Beach Point GP LLC ("Beach Point GP") - 5,005,397 **see Note 1**
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
While Beach Point Capital and Beach Point GP may each be deemed the beneficial owner of the shares of Common Stock of the Issuer, each of the reporting persons is the beneficial owner of such stock on behalf of the Clients who have the right to receive and the power to direct the receipt of the dividends from, or the proceeds of the sale of, such Common Stock.
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
See Exhibit I
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
Not applicable
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:
Not applicable
ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 11, 2014

Date
Beach Point Capital Management LP ("Beach Point Capital")
/s/ Lawrence M. Goldman

Signature
Lawrence M. Goldman, Chief Administrative Officer and General Counsel

Name/Title

Date
Beach Point GP LLC ("Beach Point GP")
/s/ Lawrence M. Goldman

Signature
Lawrence M. Goldman, Chief Administrative Officer and General Counsel

Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).
CUSIP No.: 44044K309
EXHIBIT INDEX

Exhibit I - Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Exhibit II - Joint Filing Agreement
EXHIBIT I

Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Beach Point GP LLC is the sole general partner and therefore control person of Beach Point Capital Management LP, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

EXHIBIT II

Joint Filing Agreement

THIS JOINT FILING AGREEMENT is entered into as of February 11, 2014, by and among the parties signatories hereto. The undersigned hereby agree that the Statement on Schedule 13G with respect to the shares of Common Stock, par value $0.01 per share, of Horizon Lines, Inc is, and any amendment thereafter signed by each of the undersigned shall be, filed on behalf of each undersigned pursuant to and in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934, as amended.
CUSIP No.: 44044K309
** Note 1 **
Beach Point Capital, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, furnishes investment advice to certain clients (the Clients). In its role as investment adviser, Beach Point Capital possesses voting and investment power over the shares of Common Stock of the Issuer described in this schedule that are owned by the Clients, and may be deemed to be the beneficial owner of the shares of Common Stock of the Issuer held by the Clients. However, all securities reported in this schedule are owned by the Clients. Beach Point Capital disclaims beneficial ownership of such securities.

Beach Point GP is the sole general partner of Beach Point Capital. As a result, Beach Point GP may be deemed to share beneficial ownership of the shares of Common Stock of the Issuer held by the Clients. Beach Point GP disclaims beneficial ownership of such securities.